Exhibit 23.11

Consent to be Named as a Trustee Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named in the registration statement on Form S-11 (Registration No. 333-221560) and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act (the “Registration Statement”) of Americold Realty Trust, a Maryland real estate investment trust (the “Company”), as an individual to become a trustee of the Company and to the inclusion of his or her biographical information in the Registration Statement.

/s/ Andrew P. Power

Name: Andrew P. Power

Date: December 19, 2017